SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. ___ )*

Lions Gate Entertainment Corp.
(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
535919203

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,925,953

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,925,953

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,925,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,278,176

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,278,176

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,278,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,200,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,200,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,200,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,200,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,200,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,200,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS

	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,165,278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,165,278

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,165,278

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.999%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS

	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		23,165,278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,165,278

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,165,278

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.999%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 8 of 17 Pages

Page 9 of 17 Pages

Item 1.     Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The Reporting Persons have previously reported beneficial ownership of Common Shares on Schedule 13G, which was last amended on March 9, 2009.

The address of the principal executive offices of the Issuer is

1055 West Hastings Street, Suite 2200

Vancouver, British Columbia V6E 2E9

and

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

Item 2.     Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

2.	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

3.	MHR Institutional Partners III LP (“Institutional Partners III”);

4.	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

5.	MHR Fund Management LLC (“Fund Management”); and

6.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and Institutional Partners III, each (other than Master Account) a Delaware limited partnership.  MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Common Shares held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Common Shares reported herein which are held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 10 of 17 Pages

The Reporting Persons:

The principal business of each of Institutional Partners IIA and Institutional Partners III is investment in securities.

Institutional Advisors II is a Delaware limited liability company and the general partner of Institutional Partners II and Institutional Partners IIA.  The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III.  The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Fund Management is a Delaware limited liability company.  The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and to other affiliated entities.  Current information concerning the identity and background of the directors and officers of Institutional Advisors II, Institutional Advisors III and Fund Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management.  The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The source of funds for the purchases reported in this Statement was the working capital of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Item 4.    Purpose of Transaction.

Prior to the date hereof, the Reporting Persons had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Shares.  In recent days, the Reporting Persons have had communications with the Issuer, including preliminary communications regarding the possibility of adding a nominee designated by the Reporting Persons to the Issuer’s board of directors, and may in the future engage in such or other communications with regard to such or other matters that may facilitate implementation of the Reporting Persons’ investment strategies and objectives.

The Common Shares reported in this Statement were acquired by the Reporting Persons based on their view that such shares represented an attractive investment opportunity.  The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons are principally supportive of the Issuer’s management and their publicly stated strategies.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Page 11 of 17 Pages

Item 5.    Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, which disclosed that there were 115,829,621 Common Shares outstanding as of February 1, 2009.

(a) (i)  Master Account may be deemed to be the beneficial owner of 2,370,023 Common Shares held for its own account (approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii)  Capital Partners (100) may be deemed to be the beneficial owner of 316,650 Common Shares held for its own account (approximately 0.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii)  Advisors may be deemed to be the beneficial owner of 2,686,673 Common Shares (approximately 2.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,370,023 Common Shares held for the account of Master Account and (B) 316,650 Common Shares held for the account of Capital Partners (100).

(iv)  Institutional Partners II may be deemed to be the beneficial owner of 2,352,223 Common Shares held for its own account (approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v)    Institutional Partners IIA may be deemed to be the beneficial owner of 5,925,953 Common Shares held for its own account (approximately 5.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi)  Institutional Advisors II may be deemed to be the beneficial owner of 8,278,176 Common Shares (approximately 7.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).   This number consists of (A) 2,352,223 Common Shares held for the account of Institutional Partners II and (B) 5,925,953 Common Shares held for the account of Institutional Partners IIA.

(vii)  Institutional Partners III may be deemed to be the beneficial owner of 12,200,429 Common Shares held for its own account (approximately 10.5% of the total number Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii)  Institutional Advisors III may be deemed to be the beneficial owner of 12,200,429 Common Shares (approximately 10.5% of the total number Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of 12,200,429 Common Shares held for the account of Institutional Partners III.

(ix)  Fund Management may be deemed to be the beneficial owner of 23,165,278  Common Shares (approximately 19.999% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(x)  Dr. Rachesky may be deemed to be the beneficial owner of 23,165,278 Common Shares (approximately 19.999% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management.

Page 12 of 17 Pages

(b) (i)  Master Account may be deemed to have (x) the sole power to direct the disposition of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii)  Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii)  Advisors may be deemed to have (x) the sole power to direct the disposition of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv)  Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v)  Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi)  Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii)  Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii)  Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix)  Fund Management may be deemed to have (x) the sole power to direct the disposition of 23,165,278 Common Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 23,165,278 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x)  Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 23,165,278 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 23,165,278 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Page 13 of 17 Pages

(c) The following table describes transactions in Common Shares that were effected during the past sixty days by the persons named in response to paragraph (a) of this Item 5.

Transaction Date	Person Named in Item 5(a)	Common Shares Acquired	Price Per Common Share ($)	Description of Transaction
February 10, 2009	Master Account	38,885	$3.9860	Open Market Purchase
February 10, 2009	Capital Partners (100)	5,354	$3.9860	Open Market Purchase
February 10, 2009	Institutional Partners III	1,155,761	$3.9860	Open Market Purchase
February 11, 2009	Master Account	9,721	$4.1328	Open Market Purchase
February 11, 2009	Capital Partners (100)	1,339	$4.1328	Open Market Purchase
February 11, 2009	Institutional Partners III	288,940	$4.1328	Open Market Purchase
February 12, 2009	Master Account	288	$4.0988	Open Market Purchase
February 12, 2009	Master Account	7,129	$4.2000	Open Market Purchase
February 12, 2009	Capital Partners (100)	40	$4.0988	Open Market Purchase
February 12, 2009	Capital Partners (100)	982	$4.2000	Open Market Purchase
February 12, 2009	Institutional Partners III	8,572	$4.0988	Open Market Purchase
February 12, 2009	Institutional Partners III	211,889	$4.2000	Open Market Purchase
February 25, 2009	Master Account	1,024	$4.4576	Open Market Purchase
February 25, 2009	Master Account	1,610	$4.5455	Open Market Purchase
February 25, 2009	Capital Partners (100)	141	$4.4576	Open Market Purchase
February 25, 2009	Capital Partners (100)	222	$4.5455	Open Market Purchase
February 25, 2009	Institutional Partners III	30,435	$4.4576	Open Market Purchase
February 25, 2009	Institutional Partners III	47,868	$4.5455	Open Market Purchase
February 26, 2009	Master Account	11,173	$5.0607	Open Market Purchase
February 26, 2009	Master Account	15,820	$5.0096	Open Market Purchase
February 26, 2009	Capital Partners (100)	1,538	$5.0607	Open Market Purchase
February 26, 2009	Capital Partners (100)	2,178	$5.0096	Open Market Purchase
February 26, 2009	Institutional Partners III	332,089	$5.0607	Open Market Purchase
February 26, 2009	Institutional Partners III	470,202	$5.0096	Open Market Purchase
February 27, 2009	Master Account	11,332	$5.0169	Open Market Purchase
February 27, 2009	Capital Partners (100)	1,560	$5.0169	Open Market Purchase
February 27, 2009	Institutional Partners III	336,808	$5.0169	Open Market Purchase
March 2, 2009	Master Account	12,784	$4.9782	Open Market Purchase
March 2, 2009	Capital Partners (100)	1,760	$4.9782	Open Market Purchase
March 2, 2009	Institutional Partners III	379,977	$4.9782	Open Market Purchase
March 3, 2009	Institutional Partners III	418,300	$4.9877	Open Market Purchase
March 4, 2009	Institutional Partners III	20,600	$4.9814	Open Market Purchase
March 5, 2009	Institutional Partners III	300	$5.0000	Open Market Purchase
March 5, 2009	Institutional Partners III	199,054	$5.1229	Open Market Purchase
March 6, 2009	Institutional Partners III	19,000	$5.1239	Open Market Purchase
March 6, 2009	Institutional Partners III	150,000	$5.1500	Open Market Purchase
March 10, 2009	Institutional Partners III	360,000	$5.3337	Open Market Purchase

Page 14 of 17 Pages

(d)(i)  The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii)  The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii)  The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv)  The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v)  The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.
Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1
Joint Filing Agreement, dated as of  March 17, 2009, by and among Institutional Partners IIA, Institutional Advisors II, Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.

Page 15 of 17 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 17, 2009	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact

Page 16 of 17 Pages

Annex A

Directors and officers of Institutional Advisors II, Institutional Advisors III and Fund Management

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D.	Managing Member and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Hal Goldstein	Vice President and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Page 17 of 17 Pages

Exhibit Index

Exhibit No.	Description

1

Joint Filing Agreement, dated as of  March 17, 2009, by and among Institutional Partners IIA, Institutional Advisors II, Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.